UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alternative Investment Partners Absolute Return Fund STS

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund STS

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Arthur Lev, Esq.

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, NY 10020

(800) 869-6397

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

July 16, 2007

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $44,802,186 (a)	Amount of Filing Fee: $1,375.43 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

Alternative Investment Partners Absolute Return Fund STS (the “Fund”) is offering to purchase Shares of the Fund in an amount up to 15% of the net assets of Alternative Investment Partners Absolute Return Fund (the “Master Fund”) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate shares in the Fund a Shareholders desires to have the Fund Purchase) calculated as of the Valuation Date (as defined below). (As used in this Schedule TO, the term “Shares”, refers to the shares of beneficial interest in the Fund that constitute the class of security that is the subject of this Offer (as defined below) or the shares of beneficial interest in the Fund that are tendered by Shareholders to the Fund pursuant to this Offer.) Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, New York time on Thursday, August 16, 2007 (the “Initial Notice Date”), subject to any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”) . The later of the Initial Notice Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Date.” Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight New York time, on August 30, 2007 (the “Initial Expiration Date”), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer remains revocable is called the “Expiration Date.” The net asset value of Shares will be calculated for this purpose as of September 30, 2007 or, if the Offer is extended, on the last business day of the month following the month in which the Expiration Date occurs (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending December 31, 2007, which the Fund expects will be completed no later than 60 days after December 31, 2007 and that net asset value will be used to determine the final amount paid for tendered Shares.

Shareholders may tender any of their Shares up to an amount such that they maintain the minimum required balance of Shares with a net asset value of at least $100,000 after the purchase of Shares. If a Shareholder tenders any of its Shares and the Fund purchases those Shares, the Fund will give the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Agreement and Declaration of Trust dated as of October 27, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the “Declaration of Trust”)) determined as of September 30, 2007 (or if the Offer is extended, the net asset value determined on the Valuation Date). The Note will entitle the Shareholder to receive an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Initial Payment”) which will be paid to the Shareholder no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital indirectly from the Master Fund (in which the Fund indirectly invests through AIP Absolute Return Fund LDC, a Cayman Islands limited duration company, the “Offshore Fund”) in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn indirectly from the Offshore Fund. The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit or the determination by Morgan Stanley Alternative Investment Partners LP of any relevant withholding tax amounts for the year, whichever is later. Proceeds of the Initial Payment and the Post-Audit Payment will be wire transferred directly to an account designated by the Shareholder.

A Shareholder that tenders for purchase any of its Shares will be required to maintain a capital account balance equal to at least $100,000 after the purchase of Shares. The Fund reserves the right to purchase less than the amount the Shareholder tenders if the purchase would cause the net asset value of the Shareholder’s remaining Shares to fall below the required minimum balance of $100,000. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, New York time, on Thursday, August 16, 2007 (or if the Offer is extended, by any later Notice Date). The Offer to Shareholders remains revocable until 12:00 midnight, New York time, on August 30, 2007 (or if the Offer is extended, until any later Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to September 10, 2007 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal to Morgan Stanley AIP GP LP, which serves as the Master Fund’s investment adviser (referred to herein as “Morgan Stanley AIP” or the “Adviser”) at either of the following addresses:

Overnight Delivery	Regular Mail
Alternative Investment Partners Absolute Return Fund STS	Alternative Investment Partners Absolute Return Fund STS
30 Dan Road	PO Box 8031
Canton, MA 02021	Boston, MA 02266-8031

or (ii) fax it to Morgan Stanley AIP at (877) 839-1119, so that it is received before 12:00 midnight, New York time, on Thursday, August 16, 2007. The value of the Shares may change between May 31, 2007 (the last time prior to the date of this filing as of which net asset value was calculated) and September 30, 2007, the date as of which the value of the Shares being purchased will be determined. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of our dedicated Alternative Investment Partners account representatives at (800) 421-7572, Monday through Friday, except holidays, from 8:00 am to 5:00 pm Central time.

Please note that just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on August 30, 2007. Also realize that although the Offer expires on August 30, 2007 (and that if a Shareholder desires to tender Shares for purchase, it must do so by August 16, 2007), a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through September 30, 2007, when the net asset value of the Shareholder’s Shares calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is Alternative Investment Partners Absolute Return Fund STS. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600.

(b) The title of the securities that are the subject of the Offer is shares of beneficial interest of the Fund. As of the close of business on May 31, 2007, the net asset value of the Fund was $255,912,402. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Master Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1, subject to any extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Declaration of Trust.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is Alternative Investment Partners Absolute Return Fund STS. The Fund’s principal executive office is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600. The investment adviser of the Master Fund is Morgan Stanley AIP GP LP. The principal executive office of the Adviser is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600. The directors on the Fund’s Board of Trustees (the “Board of Trustees”) are Frank L. Bowman, Michael Bozic, Kathleen A. Dennis, Dr. Manuel H. Johnson, James F. Higgins, Joseph J. Kearns, Michael F. Klein, Michael Nugent, W. Allen Reed and Fergus Reid. Their address is c/o Alternative Investment Partners Absolute Return Fund STS, One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and their telephone number is (610) 260-7600.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Master Fund that are tendered by Shareholders by 12:00 midnight, New York time, on Thursday, August 16, 2007 (or if the Offer is extended, by any later Expiration Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date (September 30, 2007 or, if the Offer is extended, the last business day of the month following the month in which the Expiration Date occurs). See Item 4(a)(1)(v) below.

Shareholders may tender any of their Shares to an amount such that they maintain the minimum required balance of Shares with a net asset value of at least $100,000 after the purchase of Shares. Each Shareholder that tenders its Shares that are accepted for purchase will be given the Note, a non-interest bearing, non-transferable promissory note, promptly after the Expiration Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from the Master Fund through the Offshore Fund in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Master Fund through the Offshore Fund. The Note will also entitle a Shareholder to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered by the Shareholder and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund’s financial statements, over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit or the determination by Morgan Stanley Alternative Investment Partners LP of any relevant withholding tax amounts for the year, whichever is later. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after December 31, 2007, the fiscal year-end of the Fund.

A Shareholder may tender any Shares (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of Shares with a net asset value of at least $100,000 after the purchase of Shares.

(iii) Shareholders that desire to tender Shares, or a portion of Shares, for purchase must do so by 12:00 midnight, New York time, on Thursday, August 16, 2007 (or if the Offer is extended, by any later Notice Date). The scheduled Expiration Date of the Offer (i.e., the date until which Shareholders have the right to change their minds and withdraw any tenders of their Shares) is 12:00 midnight, New York time, Thursday, August 30, 2007.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase amount for tendered Shares, the net asset value of such Shares will be determined at the close of business on the last business day of the month after the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated July 16, 2007, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) The Fund’s Prospectus dated May 1, 2007 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”), provides that a tender of Shares may be withdrawn at any time before 12:00 midnight, New York time, Thursday, August 30, 2007. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to September 10, 2007 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to Morgan Stanley AIP GP LP, to the Alternative Investment Partners Absolute Return Fund STS, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to Morgan Stanley AIP, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Morgan Stanley AIP, either by mail or by fax, no later than 12:00 midnight, New York time, on Thursday, August 16, 2007 (or if the Offer is extended, by any later Notice Date). The Fund recommends that all documents be submitted to Morgan Stanley AIP by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by Morgan Stanley AIP at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If Shares in excess of 15% of the net assets of the Master Fund are duly tendered to the Fund prior to the Notice Date and not withdrawn prior to the Expiration Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Date and not withdrawn prior to the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Shareholder generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shareholder’s Shares will be reduced (but not below zero) by the amount of consideration received by the Shareholder from the Fund in connection with the purchase of such Shares. A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods prior to the purchase of such Shares. Cash distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares are taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases all of a Shareholder’s Shares, the Shareholder may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Shareholder’s then adjusted tax basis in such Shareholder’s Shares.

(2) Not applicable.

(b) Any Shares to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly each year, on each March 31, June 30, September 30 and December 31, (or, if any such date is not a business day, on the immediately preceding business day).

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares as contemplated by and in accordance with the procedures set out in the Prospectus.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar quarter, but is under no obligation to do so, and may do so more frequently as determined by the Adviser.

(c) None of the Fund, the Adviser and the Board of Trustees has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Adviser), or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A §§ 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 15% of the net assets of the Master Fund (unless the Master Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities or Shares in investment funds that the Fund has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under any Note as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on May 31, 2007 values, Morgan Stanley Alternative Investment Partners LP serves as the Fund’s Special Shareholder and owns $114,065 of the Shares, representing approximately 0.04% of the outstanding Shares.

(b) Other than the acceptance of subscriptions for Shares as of June 1, 2007 and July 1, 2007, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) Reference is made to the audited financial statements of the Fund for the period from September 1, 2006 to December 31, 2006, which the Fund has prepared and furnished to Shareholders and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on March 12, 2007, and which are incorporated herein by reference in their entirety.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3) Not applicable.

(4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A. Cover Letter to Offer to Purchase and Letter of Transmittal.

B. Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

By:	/s/ Ronald E. Robison
Name:	Ronald E. Robison
Title:	President

July 16, 2007

EXHIBIT INDEX

EXHIBIT
A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.